June 16, 2016

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Office of Information Technologies and Services

Mail Stop 4561

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	CBIZ, Inc.

Form 10-K for the fiscal year ended December 31, 2015

Filed March 8, 2016

Form 8-K furnished February 22, 2016

File No. 001-32961

Dear Mr. Krikorian:

CBIZ, Inc. (the “Company” or “CBIZ”) is requesting additional time, until June 24, 2016, to respond to the comment letter received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), dated June 8, 2016, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on March 8, 2016, and the Company’s Report on Form 8-K furnished February 22, 2016. This is the Company’s first request for an extension of time. I have spoken to Mr. Morgan Youngwood, Staff Accountant, and he has not expressed any objection to an extension of time.

If you have any questions regarding this request, please do not hesitate to contact me at 216-447-9000.

Sincerely,

CBIZ, Inc.

/s/ Michael W. Gleespen
By:	Michael W. Gleespen
Title:	Corporate Secretary